Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-226427

May 4, 2020

Marsh & McLennan Companies, Inc.

$750,000,000 2.250% Senior Notes due 2030

Issuer:	Marsh & McLennan Companies, Inc.

Expected Ratings / Outlook (Moody’s / S&P)*:	Baa1 (Negative) / A- (Negative)

Securities:	2.250% Senior Notes due 2030

Offering Format:	SEC-Registered

Trade Date:	May 4, 2020

Settlement Date**:	May 7, 2020 (T+3)

Maturity Date:	November 15, 2030

Principal Amount:	$750,000,000

Price to Public:	99.146% of Principal Amount, plus accrued interest, if any, from May 7, 2020

Net Proceeds to Issuer (before offering expenses and structuring fee):	$738,720,000

Benchmark Treasury:	1.500% due February 15, 2030

Benchmark Treasury Price and Yield:	108-04; 0.642%

Spread to Benchmark Treasury:	+ 170 basis points

Re-Offer Yield:	2.342%

Coupon:	2.250%

Interest Payment Dates:	Semi-annually on May 15 and November 15 of each year, commencing on November 15, 2020 (long first coupon)

Use of Proceeds:	The net proceeds of this notes offering will be used for general corporate purposes, including paying down a portion of the borrowings under the revolving credit facility of the Issuer.

Optional Redemption – Make-Whole Call:	Then current Treasury Rate + 30 basis points prior to August 15, 2030

Optional Redemption – Par Call:	On or after August 15, 2030, three months prior to the Maturity Date

CUSIP / ISIN:	571748 BN1 / US571748BN17

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Barclays Capital Inc. Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. TD Securities (USA) LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

**Note: Under Rule 15c6-1 under the Securities Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their advisors.

The issuer has filed a registration statement, including a prospectus and a related preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Joint Book-Running Managers will arrange to send you the prospectus and prospectus supplement if you request it by contacting: (i) BofA Securities, Inc., toll-free at 1-800-294-1322 or (ii) Citigroup Global Markets Inc., toll free at 1-800-831-9146.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.